January 11, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305
Attention: Mr. Andrew Mew

Re: VOCALTEC COMMUNICATIONS LTD. (THE "COMPANY") - FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005 (FILED APRIL 21, 2006; FILE NO. 000-27648)

Please find below the Company's response to the comment of the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") set forth in the Staff's letter dated December 28, 2006 (the "COMMENT LETTER"). For ease of reference, the comment contained in the Comment Letter is repeated herein and is followed by the Company's response.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the Company's response at any time, please do not hesitate to contact the undersigned at +972-9-970-3888.


                                            Sincerely,

                                            /s/ Eli Gendler
                                            ---------------
                                            Eli Gendler
                                            Chief Financial Officer

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

STATEMENT OF SHAREHOLDERS' EQUITY, PAGE F-7

1. COMMENT: IT APPEARS THAT THE HISTORICAL STOCKHOLDERS' EQUITY OF TDSOFT WAS NOT RETROACTIVELY RESTATED TO GIVE EFFECT TO THE REVERSE ACQUISITION AS A RETROACTIVE RECAPITALIZATION. NOR IT IS CLEAR HOW YOU DETERMINED THE DIFFERENCE IN PAR VALUE OF VOCALTEC AND TDSOFT'S COMMON SHARES WITH AN OFFSET TO PAID-IN-CAPITAL. PLEASE EXPLAIN TO US IN REASONABLE DETAIL HOW YOU ACCOUNTED FOR THE CHANGES YOUR SHAREHOLDERS EQUITY DUE TO THE REVERSE ACQUISITION. CLARIFY YOUR DISCLOSURE AND EXPLAIN TO US HOW YOUR ACCOUNTING COMPLIES WITH US GAAP. PLEASE PROVIDE US WITH YOUR RELATED JOURNAL ENTRIES AND REFER US TO ALL PERTINENT AUTHORITATIVE US ACCOUNTING LITERATURE IN YOUR RESPONSE.

On November 24, 2005, the Company acquired all of the issued and outstanding Ordinary shares of TdSoft Ltd. and as consideration issued to the TdSoft shareholders Ordinary shares of the Company constituting, immediately following such issuance 75% of the issued and outstanding share capital of the Company (the "Business Combination"). Accordingly, the financial statements of the Company after consummation of the Business Combination reflect the historical financial statements of TdSoft for all periods presented and include the results of operations of VocalTec from the date of consummation of the Business Combination.

Pursuant to an amendment to the article of association of TdSoft, which was adopted prior to the consummation of the Business Combination, all series of convertible preferred shares of TdSoft were converted into Ordinary shares of TdSoft. The conversion was established for each class of shares. In addition, pursuant to the Business Combination between TdSoft and the Company all the Ordinary shares of TdSoft amounting to 24,360,893 shares were exchanged for 3,481,506 Ordinary shares of the Company (which number reflects a 1-for-13 reverse split of the Company's shares effected immediately after consummation of the Business Combination).

In the statements of changes in shareholders' equity, the Company restated the historical shareholders' equity of TdSoft prior to the Business Combination as a retroactive recapitalization for the equivalent number of the Company's Ordinary shares received in the Business Combination; accordingly, the number of shares presented in the statement of changes in shareholders equity for the years prior to the Business Combination reflects the equivalent number of shares of the Company received upon the consummation of the Business Combination for each series of TdSoft shares. Table A below illustrates the amount of Ordinary shares of the Company received in exchange for each series of TdSoft shares existing prior to the consummation of the Business Combination. It should be noted that the number of shares used in the calculation of the loss per share gives effect to the retroactive recapitalization.

TABLE A:

                                                                                             EQUIVALENT NUMBER OF THE
                                                            NUMBER OF TDSOFT SHARES PRIOR   COMPANY'S ORDINARY SHARES
                                                             TO THE BUSINESS COMBINATION      RECEIVED IN EXCHANGE
                                                             ---------------------------      --------------------
DECEMBER 31, 2004
Ordinary shares                                                       15,819,072                    370,059
Ordinary A shares                                                      1,948,871                     45,439
Preferred A and B-2 shares                                             3,568,505                    667,528
                                                                      21,336,448                  1,083,026
DURING 2005
Conversion of redeemable Preferred B shares into
preferred B shares                                                     1,477,515                    636,032
Conversion of redeemable Preferred C shares into
Preferred C shares                                                     1,546,930                  1,640,105
Bonus shares to the founders and employees                                     -                    122,343
                                                                                                  3,481,506
Issuance of shares pursuant to the Business
Combination (to VocalTec's shareholders)                                       -                  1,162,142
  Total                                                               24,360,893                  4,643,648


Notwithstanding the above, inadvertently, the difference in par value of the Company's and TdSoft's shares was not offset to additional paid in capital, but instead the par value was presented the same as in TdSoft's historical financial statements prior to the Business Combination. The effect of correcting the above would be a reclassification of immaterial amounts between the "share capital" (the par value) column and the "additional paid in capital" column (or the "accumulated deficit" column as the additional paid in capital was reduced already to zero). The quantitative effect of the changes is detailed in Table B:

TABLE B:

                                                                                                                    DIFFERENCE TO
                                                                                                                    BE CLASSIFIED
                                                                                                                          TO
                                                                                                                   PAID-IN-CAPITAL
                                                                                                                          OR
                           PAR VALUE AS PRESENTED IN FINANCIAL         PAR VALUE THAT SHOULD HAVE BEEN PRESENTED -    ACCUMULATED
                           STATEMENTS - AS PRESENTED IN TDSOFT      PAR VALUE OF EQUIVALENT NUMBER OF THE COMPANY'S   DEFICIT, AS
                             HISTORICAL FINANCIAL STATEMENTS            ORDINARY SHARES (RECEIVED IN EXCHANGE)        APPLICABLE
                                --------------------------               -------------------------------------           -----
                                                                (THOUSANDS OF U.S DOLLARS)
                                ----------------------------------------------------------------------------------------------
                              ORDINARY ORDINARY A  PREFERRED             ORDINARY ORDINARY A  PREFERRED
                                SHARE    SHARES     SHARES       TOTAL    SHARE     SHARES      SHARES    TOTAL
                                -----    ------     ------       -----    -----     ------      ------    -----          -----
BALANCE AS OF JANUARY 1,
2003 AND DECEMBER 31, 2003        90        -         18          108        14        -         22         36           (72)
Issuance of Ordinary A
shares                             -        8          -            8         -        1          -          1            (7)
BALANCE AS OF DECEMBER
31, 2004                          90        8         18          116        14        1         22         37           (79)
Conversion of redeemable
Preferred B and C
shares  into preferred B
and C shares,
respectively                       -        -         15           15         -        -         68         68            53
Bonus shares to the
founders and employees             -        -          -            -         3        -          -          3             3
Conversion of Preferred
shares to Ordinary shares         41       (8)       (33)           -        91       (1)       (90)         -             -
Issuance of shares
pursuant to the Business
Combination (to
VocalTec's shareholders)          24        -          -           24        32        -          -         32             8
Balance as of December
31, 2005                         155        -          -          155       140        -          -        140           (15)

As the above differences are immaterial in respect to the shareholders' equity in all periods presented, the Company will reclassify these immaterial amounts between the par value and additional paid-in capital (or accumulated deficit, as applicable) in the Statement of Changes in Shareholders' Equity in its annual report on Form 20-F for the year ended December 31, 2006. In addition, the Company will enhance its disclosure on the number of the Company Ordinary shares received in exchange for each series of TdSoft shares and clarify the adjustment made to TdSoft's historical shareholders' equity prior to the Business Combination.